Michael W. Stockton Secretary The Income Fund of America 6455 Irvine Center Drive Irvine, California 92618 mws@capgroup.com

October 1, 2015

Ms. Laura Hatch

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Ms. Hatch:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, The Income Fund of America (the "Registrant") hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant's Post-Effective Amendment to its Registration Statement on Form N-1A (1933 Act No. 002-33371), filed on September 30, 2015 (Form 485BPOS and accession number 0000051931-15-000880), hereinafter referred to as the "Post-Effective Amendment."

The Post-Effective Amendment was filed for the purpose of filing the Registrant’s annual update. The Post-Effective Amendment is being withdrawn because the Registrant accidentally filed an incorrect Cover Page and Part C. We intend to file a corrected Post-Effective Amendment today.

Thank you for your assistance. If you should have any questions regarding this request for withdrawal, please do not hesitate to contact Rachel Nass at (213) 615-0423 or me at (213) 486-9308.

Sincerely,

Michael W. Stockton

Secretary